TBG DIAGNOSTICS LIMITED

ABN 82 010 975 612

APPENDIX 4D – INTERIM FINANCIAL REPORT
RESULTS FOR ANNOUNCEMENT TO THE MARKET

Appendix 4D item 2.1 **Revenue from ordinary activities.**	N/A
Appendix 4D item 2.2 **Profit (loss) from ordinary activities after tax attributable to members.**	Loss decreased 34.14% from previous corresponding period to $1,346,818.
Appendix 4D item 2.3 **Net profit (loss) for the period attributable to members.**	Loss decreased 34.14% from previous corresponding period to $1,346,818.
Appendix 4D item 2.4 and 2.5 **The amount per security and franked amount per security of final and interim dividends.**	No dividends have been paid or declared during the period and the directors do not recommend the payment of a dividend in respect of the half-year ended 31 December 2015. Dividends are not expected to be paid or declared in the immediate term.
Appendix 4D item 2.6 **A brief explanation of any figures in 2.1 to 2.4 necessary to enable the figures to be understood.**	See attached Directors' Report for an explanation of items 2.1, 2.2 and 2.3.
Appendix 4D item 3 **Net tangible assets per security.**	31 December 2015: 3.85 cents 31 December 2014: 11.02 cents
Appendix 4D item 4.1 **Entities over which control has been gained.**	N/A
Appendix 4D item 4.2 **The date of the gain of control.**	N/A
Appendix 4D item 4.3 **Contribution to profit from ordinary activities.**	N/A

Appendix 4D items 5, 6, 7, and 8 are not applicable.

Financial Report
For the half-year ended 31 December 2015

ASX HALF-YEAR INFORMATION – 31 December 2015
Lodged with the ASX under Listing Rule 4.2A. This report should be read in conjunction with TBG Diagnostics Limited's (formerly Progen Pharmaceuticals Limited) 30 June 2015 Annual Report.

Contents

DIRECTORS' REPORT 4
AUDITOR INDEPENDENCE DECLARATION 9
STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME 10
STATEMENT OF FINANCIAL POSITION 11
STATEMENT OF CHANGES IN EQUITY 12
STATEMENT OF CASH FLOWS 13
NOTES TO THE FINANCIAL STATEMENTS 14
1. CORPORATE INFORMATION 14
2. BASIS OF PREPARATION 14
3. OPERATING SEGMENTS 15
4. REVENUE AND EXPENSES 17
5. DISCONTINUED OPERATIONS 17
6. CASH AND CASH EQUIVALENTS 19
7. TRADE AND OTHER PAYABLES 19
8. CONTRIBUTED EQUITY 19
9. SUBSEQUENT EVENTS 20
10. CONTINGENT LIABILITIES AND ASSETS 22
DIRECTORS' DECLARATION 23
INDEPENDENT AUDITOR'S REVIEW REPORT 24

DIRECTORS' REPORT

The Board of Directors of TBG Diagnostics Limited (formerly Progen Pharmaceuticals Limited) and its controlled entities ('TBG' or 'the Company') present their report on the Company for the half-year ended 31 December 2015.

Directors
The names of the company's directors in office during the half-year and until the date of this report are as below.

Mr Indrajit Arulampalam	(Executive Chairman)
Dr Christopher Harvey	(Non-Executive Director, resigned 7 December 2015)
Dr Hongjen Chang	(Non-Executive Director, resigned 7 December 2015)
Mr Eugene Cheng	(Managing Director, appointed 7 December 2015)
Ms Emily Lee	(Non-Executive Director, appointed 7 December 2015)
Dr Stanley Chang	(Non-Executive Director, appointed 7 December 2015)
Mr Edward Chang	(Non-Executive Director, appointed 3 February 2016)

Officer

Mr Blair Lucas	(Company Secretary)

Review of Operations
The loss for the six months ended 31 December 2015 was $1,346,818 compared to a loss of $2,045,104 for the six months ended 31 December 2014. The favourable variance is primarily due to decrease in manufacturing costs including cost of sales of $1,556,443 and the research and development tax incentive rebate of $1,112,472 received in November 2015. The significant manufacturing costs savings was associated with the decline in manufacturing revenues of $1,500,280. Further, there was an increase in administrative and corporate and other expenses of $478,140.

Research and Development

During the half-year ended 31 December 2015, research and development expenditure decreased by $83,938 to $716,505 compared to the prior corresponding period. During 2014, significant costs were incurred for the commencement of Phase 1 multi-centre study of the safety and tolerability of IV infused PG545 in patients with advanced solid tumours.

The primary activity of this division is the pre-clinical and clinical development of the Company's anti-cancer drug candidate. A summary of our major products PG545 and PI-88 are shown below:

PG545

PG545 is a small molecule heparan sulfate mimetic and is a fully synthetic single chemical entity. PG545 inhibits angiogenic growth factors, heparanase activity and Wnt signalling. Recent scientific data also suggest an immune-related mechanism of action. Taken together, these activities contribute to PG545's potent anti-tumour and anti-metastatic activity in pre-clinical models.

In March 2013 TBG (formerly Progen) executed a License with Medigen Biotechnology Corporation (Taipei, Taiwan – "Medigen") for the development and commercialisation of its drug candidate PG545 for the prevention and treatment of Hepatocellular Carcinoma ("HCC") and Non-Oncology indications globally. TBG retained the rights for all other oncology indications for PG545. To date, TBG has received the non-refundable upfront payment pertaining to the license of PG545 with Medigen.

DIRECTORS' REPORT (continued)

TBG is developing PG545 for oncology indications excluding HCC. In late 2013, TBG commenced a Phase 1 clinical trial to test the safety and tolerability of PG545 in advanced cancer patients using the intravenous route of administration.

The current study is entitled "an open-label, multi-centre Phase I study of the safety and tolerability of IV infused PG545 in patients with advanced solid tumours". The study is expected to enrol approximately 25 advanced cancer patients. To date, the Company has enrolled twenty patients in its PG545 Phase 1 clinical trial.

The primary objective of the study is the determination of the Maximum Tolerated Dose (MTD) as defined by significant Dose Limiting Toxicity (DLT).

The secondary objectives are:

- Assessment of the safety and tolerability of PG545 following multiple doses in subjects with advanced solid malignancies;
- To estimate pharmacokinetic parameters of PG545 and explore pharmacokinetic/pharmacodynamic relationships; and
- To document any anti-tumour activity observed with PG545

The clinical trial is being carried out at three sites in Australia.

PI-88

PI-88 is a first-in-class heparanase inhibitor multi-target cancer therapeutic in late stage development which inhibits both angiogenic (tumour promoting) growth factors and heparanase, an enzyme implicated in metastasis (tumour spread).

In 2010, TBG (formerly Progen) licenced the worldwide oncology rights of PI-88 to Medigen to complete product development and commercialisation.

Medigen are currently conducting a randomised, placebo-controlled, multinational Phase III PATRON trial designed to confirm the efficacy and safety of PI-88 in the adjuvant treatment of hepatocellular carcinoma.

On 30 December 2013, the company announced that Medigen had reached the target enrolment of 500 patients for the Phase 3 PATRON trial being conducted in 25 medical centres in Taiwan, South Korea, China and Hong Kong. On 28 July 2014, the Company announced that Medigen advised that the interim analysis results for the PATRON trial indicated that PI-88 did not meet the primary endpoint of Disease Free Survival. On 27 January 2015 the Company announced that the Medigen Board of Directors had resolved to bring forward the analysis of the PATRON clinical trial data, that as of 26 January 2015 all 520 patients in the trial had completed treatment with either PI-88 or the placebo. Following this decision by the Medigen Board, other than patients receiving antiviral therapy the patients will not receive any further follow-up beyond a final study visit to be conducted within the next 28 days.

To date, TBG has received two milestone payments pertaining to Medigen progressing the development of PI-88.

DIRECTORS' REPORT (continued)

Administrative and corporate expenses

Administrative and corporate expenses increased $336,249 to $1,309,779 primarily due to costs incurred in relation to the acquisition of TBG Inc. Other expenses increased $141,891 to $175,180 due to employment termination costs as part of the company restructuring.

Other income

Other income increased $1,036,235 to $1,125,963 mainly due to the research and development tax incentive rebate received of $1,112,472 pertaining to the 2015 financial year (2014: nil).

PharmaSynth

TBG's biopharmaceutical contract manufacturing subsidiary, PharmaSynth Pty Ltd (**Pharmasynth**), recorded revenues of $1,049,629 which significantly decreased the revenues from the previous corresponding period. This decrease was mainly due to reduction in manufacturing projects obtained from the company's major customer including a regular Australian customer. The impact of lost revenues, however, was mitigated by significant cost savings attributed to manufacturing costs including staff redundancies. PharmaSynth recorded a loss of $271,472 for the half-year ended 31 December 2015, compared to a loss of $327,636 for the prior corresponding period.

Significant Changes in the State of Affairs

Changes to board of directors

On 7 December 2015, Dr Christopher Harvey and Dr Hongjen Chang resigned as non-executive directors of the group. Following their resignation, Dr Stanley Chang and Ms Emily Lee were appointed as non-executive directors. Mr Eugene Cheng was also appointed as Managing Director of the group.

On 3 February 2016, Mr Edward Chang was appointed as non-executive director of the group.

Acquisition of TBG Inc.

On 1 May 2015, TBG (formerly Progen) announced that it has signed a Binding Term Sheet to acquire the company TBG Inc. (the "Strategic Transaction") from Medigen Biotechnology Corporation, subject to due diligence, ASX, US OTC, ASIC, Taipei Exchange ("TPEx"), regulatory and shareholder approvals. TBG Inc. is a company established in Cayman Islands that operates within the global molecular diagnostics industry and is focused on the development, manufacture and marketing of nucleic acid testing kits and services. On 16 October 2015, the Company announced that it has signed a share sale and purchase agreement (SSPA) with Medigen Biotechnology Corporation ("Medigen").

On 29 January 2016, the Company announced that it had completed the acquisition as all the conditions precedents in the Share Sale and Purchase Agreement ("SSPA") had been satisfied. Pursuant to the SSPA, the Company issued 101,722,974 shares ("Consideration Shares") to Medigen as consideration for the acquisition of TBG Inc. As a result of the 'reverse acquisition', the Company obtained 100% of the issued share capital and voting rights of TBG Inc., hence, obtaining full control of the entity. At the direction of the ASX, the Consideration Shares are to be treated as restricted securities for a period of 24 moths from the reinstatement date on 3 February 2016.

DIRECTORS' REPORT (continued)

Change of company name to TBG Diagnostics Limited

In light of the significant change in scale and nature of its business resulting from the TBG Inc. acquisition, the Company changed its name from Progen Pharmaceuticals Limited to TBG Diagnostics Limited. The change of name was approved by the Australian Securities & Investments Commission and a certificate of name change was received on 11 December 2015. The name change will reflect more accurately the future operations and activities of the Company, which focuses on the global molecular diagnostic industry and the development, manufacture and marketing of nucleic acid test kits and associated services.

Strategic review and discontinued operations

On 1 May 2015, the Company announced that it has commenced a review of whether to retain, demerge or divest some or all of its current activities in light of the completed acquisition of TBG Inc. (the "Strategic Review").

In the Supplementary Prospectus dated 24 November 2015, the Company confirmed that it was still conducting clinical stage drug development activities with the Phase 1 clinical trial of PG545 directed at testing the safety and tolerability of this drug for use in oncology. The Company also advised that it was currently assessing options to realise its wholly owned contract manufacturing biopharmaceutical company, PharmaSynth. The Company has determined that it will retain the asset PI-88 and this will not form part of the Strategic Review. The Strategic Review will consider a variety of options with the objective of maximising value for all of the Company's shareholders.

In December 2015, the Company committed to a plan to sell its manufacturing subsidiary, PharmaSynth. Efforts to sell the manufacturing business are well advanced and the sale is expected to be completed within four months from the date of this report (subject to any requirements under the ASX Listing Rules).

The Company also approved the divestment of PG545 to a new wholly owned special purchase vehicle entity, Progen PG500 Series Pty Ltd, where the assets PG500 series and the relevant R&D team will be transferred. The Company is seeking to complete the Phase 1 clinical trial of PG545 to maximise the return from the assets to form a saleable package whilst currently seeking out interested parties. As at 31 December 2015, Progen PG500 Series Pty Ltd was not actively marketed for sale.

Liquidity and Cash Resources

At 31 December 2015 cash and cash equivalents amounted to $2,204,225 (including cash associated with discontinued operations of $740,881) compared to $2,813,301 at 30 June 2015. During the six months ending 31 December 2015, the Company disbursed $3,516,282 to fund its normal operations, collected $1,790,550 from its trade customers and received $1,112,472 research and development tax incentive rebate pertaining to 2015 financial year.

As a condition precedent in relation to the TBG acquisition, the company raised a total amount of $12,721,590 through the issuance of 60,579,000 shares at $0.21 per share via a public offer pursuant to a prospectus dated 10 November 2015 excluding capital raising costs. These shares were issued subsequent to report date on 29 January 2016.

DIRECTORS' REPORT (continued)

Rounding of Amounts
For the half year ended 31 December 2015 amounts contained in this report and in the financial report have been rounded to the nearest dollar.

Auditor Independence
The independence declaration of the Company's auditors is on page 9 and forms part of this report.

This report has been made in accordance with a resolution of directors.

Indrajit S. Arulampalam
Executive Chairman
Brisbane, 26 February 2016

BDO

Tel: +61 7 3237 5999
Fax: +61 7 3221 9227
www.bdo.com.au

Level 10, 12 Creek St
Brisbane QLD 4000
GPO Box 457 Brisbane QLD 4001
Australia

DECLARATION OF INDEPENDENCE BY T R MANN TO THE DIRECTORS OF TBG DIAGNOSTICS LIMITED

As lead auditor for the review of TBG Diagnostics Limited for the half-year ended 31 December 2015, I declare that, to the best of my knowledge and belief, there have been:

1. No contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
2. No contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of TBG Diagnostics Limited and the entities it controlled during the period.

T R Mann
Director

BDO Audit Pty Ltd

Brisbane, 26 February 2016

STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the half-year ended 31 December 2015

	Note	Consolidated 31 December 2015 $	31 December 2014 $
CONTINUING OPERATIONS			
Income			
Other income	4(a)	**1,125,963**	**89,728**
Expenses			
Research and development expenses		(716,505)	(800,443)
Administrative and corporate expenses		(1,309,779)	(973,530)
Other expenses		(175,180)	(33,289)
		(2,201,464)	**(1,807,262)**
Loss before income tax expense		**(1,075,501)**	**(1,717,534)**
Income tax expense		-	-
LOSS FROM CONTINUING OPERATIONS		**(1,075,501)**	**(1,717,534)**
DISCONTINUED OPERATIONS			
Loss from discontinued operation	5	(271,317)	(327,570)
NET LOSS FOR THE PERIOD		**(1,346,818)**	**(2,045,104)**
Other comprehensive income			
Items that may be reclassified to profit or loss:			
Foreign currency translation		77	370
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(1,346,741)	(2,044,734)
Basic and diluted loss per share (cents per share)		(2.44)	(3.70)
Basic and diluted loss per share (cents per share) applicable to continuing operations		(1.95)	(3.11)
Basic and diluted loss per share (cents per share) applicable to discontinued operations		(0.49)	(0.59)

The accompanying notes form an integral part of this Statement of Profit or Loss and Other Comprehensive Income.

STATEMENT OF FINANCIAL POSITION

As at 31 December 2015

	Note	Consolidated 31 December 2015 $	Consolidated 30 June 2015 $
ASSETS			
Current assets			
Cash and cash equivalents	6	1,463,344	2,813,301
Trade and other receivables		68,484	1,369,629
Prepayments		169,156	405,913
Assets classified as held for sale	5	1,842,396	-
Total current assets		3,543,380	4,588,843
Non-current assets			
Other assets		24,400	24,400
Property, plant and equipment		26,461	443,422
Total non-current assets		50,861	467,822
TOTAL ASSETS		**3,594,241**	**5,056,665**
LIABILITIES			
Current liabilities			
Trade and other payables	7	629,900	913,022
Provisions		353,525	639,392
Liabilities directly associated with assets classified as held for sale	5	468,628	-
Total current liabilities		1,452,053	1,552,414
Non-current liabilities			
Provisions		12,917	42,499
Total non-current liabilities		12,917	42,499
TOTAL LIABILITIES		**1,464,970**	**1,594,913**
NET ASSETS		**2,129,271**	**3,461,752**
EQUITY			
Contributed equity	8	158,320,862	158,320,862
Reserves		3,842,725	3,828,388
Accumulated losses		(160,034,316)	(158,687,498)
TOTAL EQUITY		**2,129,271**	**3,461,752**

The accompanying notes form an integral part of this Statement of Financial Position.

TBG DIAGNOSTICS LIMITED

STATEMENT OF CHANGES IN EQUITY

For the half-year ended 31 December 2015

Consolidated	Contributed equity $	Accumulated losses $	Employee option reserve $	Foreign currency translation $	Total $
At 1 July 2014	**158,320,862**	**(154,003,394))**	**3,625,905**	**70,549**	**8,013,922**
Loss for the period	-	(2,045,104)	-	-	(2,045,104)
Other Comprehensive Income	-	-	-	370	370
Total Comprehensive Income for the period	**-**	**(2,045,104)**	**-**	**370**	**(2,044,734)**
Transactions with owners in their capacity as owners:					
Share-based payments to employees	-	-	125,875	-	125,875
At 31 December 2014	**158,320,862**	**(156,048,498)**	**3,751,780**	**70,919**	**6,095,063**
At 1 July 2015	**158,320,862**	**(158,687,498)**	**3,757,428**	**70,960**	**3,461,752**
Loss for the period	-	(1,346,818)	-	-	(1,346,818)
Other Comprehensive Income	-	-	-	77	77
Total Comprehensive Income for the period	**-**	**(1,346,818)**	**-**	**77**	**(1,346,741)**
Transactions with owners in their capacity as owners:					
Share-based payments to employees	-	-	14,260	-	14,260
At 31 December 2015	**158,320,862**	**(160,034,316)**	**3,771,688**	**71,037**	**2,129,271**

The accompanying notes form an integral part of this Statement of Changes in Equity.

STATEMENT OF CASH FLOWS

For the half-year ended 31 December 2015

	Note	Consolidated 31 December 2015	31 December 2014
		$	$
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		1,790,550	3,130,610
Payments to suppliers, employees and others		(3,516,282)	(4,952,974)
Research and development tax incentive received		1,112,472	-
Interest received		16,818	69,869
Finance costs	4(d)	(2,860)	(2,507)
NET CASH FLOWS (USED IN) OPERATING ACTIVITIES		(599,302)	(1,755,002)
CASH FLOWS FROM INVESTING ACTIVITIES			
Redemption of short term investments		-	2,615,000
Purchase of plant and equipment		(9,953)	(295,756)
NET CASH FLOWS (USED IN) / PROVIDED BY INVESTING ACTIVITIES		(9,953)	2,319,244
CASH FLOWS FROM FINANCING ACTIVITIES			
		-	-
NET CASH FLOWS (USED IN) FINANCING ACTIVITIES		-	-
Net (decrease) / increase in cash held		(609,255)	564,242
Net foreign exchange differences		179	8,761
Cash and cash equivalents at the beginning of period		2,813,301	2,981,215
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	6	2,204,225	3,554,218

The accompanying notes form an integral part of this Statement of Cash Flows.

NOTES TO THE FINANCIAL STATEMENTS
For the half-year ended 31 December 2015

1. CORPORATE INFORMATION

The half-year consolidated financial report for TBG Diagnostics Limited (formerly Progen Pharmaceuticals Limited) and its controlled entities ('TBG' or 'the Company') for the period ended 31 December 2015 was authorised for issue in accordance with a resolution of the directors on 26 February 2016.

TBG Diagnostics Limited (formerly Progen Pharmaceuticals Limited) is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange and the OTCQB Market under the ticker symbols TDL and PGLA respectively.

The nature of the operations and principal activities of the Company are described in Note 3.

2. BASIS OF PREPARATION

This general purpose interim financial report for the half year ended 31 December 2015 has been prepared in accordance with AASB 134 Interim Financial Reporting and the Corporations Act 2001. The interim financial report does not include all of the information required for a full annual financial report, and should be read in conjunction with the annual report of the Company for the year ended 30 June 2015 and any public announcements made by TBG Diagnostics Limited (formerly Progen Pharmaceuticals Limited) during the interim reporting period.

For the half year ended 31 December 2015 the amounts contained in this report and in the financial report have been rounded to the nearest dollar.

The accounting policies and methods of computation applied in this interim financial report are consistent with those applied in the previous financial year and the corresponding interim reporting period. The Company has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board that are relevant to its operations and effective for the current reporting period. This adoption has not resulted in any changes to the Company's accounting policies and has had no effect on the amounts reported in the current and prior periods.

The comparative information has been reclassified to achieve consistency in disclosure with current financial year amounts and other disclosures for the impact of discontinued operations.

Fair Values

The fair values of TBG's financial assets and liabilities approximate their carrying value. No financial assets or liabilities are readily traded on organised markets in standardised form.

3. OPERATING SEGMENTS

The Company operates in the biotechnology industry. The Company's activities comprise the research, development, and manufacture of biopharmaceuticals. The operating segments are identified by executive management (chief operating decision makers) based on the nature of the activity.

The operating segments are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. There are no intersegment transactions.

At 31 December 2015, the manufacturing segment was classified as a discontinued operation and is shown as such throughout this report.

	Continuing operations	Discontinued operations	
	Research & Development	**Manufacturing**	**Total**
31 December 2015	**$**	**$**	**$**
Operating revenue			
Sales to external customers	-	1,049,629	1,049,629
Total segment revenue	-	1,049,629	1,049,629
Unallocated revenue			
Total revenue			1,049,629
Segment result	395,967	(271,472)	124,495
Unallocated revenue (Interest and other income)			13,646
Corporate and administrative costs			(1,309,779)
Other expenses			(175,180)
Operating loss			(1,346,818)

31 December 2015	Research & Development $	Manufacturing $	Total $
Assets			
Segment assets	17,419	1,080,957	1,098,376
Cash and cash equivalents			2,204,225
Other assets			291,640
Total assets			3,594,241
Liabilities			
Segment liabilities	141,718	344,589	486,307
Unallocated liabilities			978,663
Total liabilities			1,464,970

3. OPERATING SEGMENTS (continued)

31 December 2014	Continuing operations Research & Development $	Discontinued operations Manufacturing $	Total $
Operating revenue			
Sales to external customers	-	2,549,909	2,549,909
Total segment revenue	-	2,549,909	2,549,909
Unallocated revenue			-
Total revenue			2,549,909
Segment result	(775,015)	(327,636)	(1,102,651)
Unallocated revenue (Interest & other income)			64,365
Corporate and administrative costs			(969,222)
Other expenses			(37,596)
Operating loss			(2,045,104)

30 June 2015	Research & Development $	Manufacturing $	Total $
Assets			
Segment assets	90,396	1,727,496	1,817,892
Cash and cash equivalents			2,813,301
Other assets			425,472
Total assets			5,056,665
Liabilities			
Segment liabilities	439,898	390,221	830,119
Unallocated liabilities			764,794
Total liabilities			1,594,913

4. REVENUE AND EXPENSES

Loss for the period includes the following specific items:

	31 December 2015 $	31 December 2014 $
(a) Other income		
Research & development tax incentive	1,112,472	25,428
Interest	13,491	64,365
	1,125,963	89,793
(b) Depreciation, amortisation, and foreign exchange differences		
Depreciation & amortisation	59,581	81,845
Net foreign exchange loss/ (gain)	15,958	(4,308)
(c) Employee benefits (excluding share-based payments)	1,196,227	1,876,367
(d) Finance costs		
Bank charges	2,860	2,507
(e) Other expenses		
Doubtful debts	-	1,955
Legal costs	83,134	35,640

5. DISCONTINUED OPERATIONS

(a) Description

As previously disclosed in the Supplementary Prospectus of 24 November 2015, in December 2015 the Company's management committed to a plan to sell its manufacturing subsidiary, PharmaSynth, following a strategic decision whether to retain, demerge or divest some or all of its current activities in light of the proposed acquisition of TBG Inc. (the "Strategic Review") that was completed in 29 January 2016. The purpose of the disposal is to focus on the company's core competencies in the In Vitro Diagnostics ("IVD") industry as a result of the acquisition of TBG Inc.

The manufacturing division consists of the manufacturing segment as disclosed in note 3. Accordingly, the manufacturing division is presented as a disposal group held for sale. Efforts to sell the disposal group are well advanced and a sale is expected within four months from the date of this report (subject to any requirements under the ASX Listing Rules).

The manufacturing business was not previously classified as held-for-sale or as a discontinued operation. The comparative consolidated statement of profit or loss and other comprehensive income has been restated to show the discontinued operation separately from continuing operations.

5. DISCONTINUED OPERATIONS (continued)

(b) Results of discontinued operations

	31 December 2015 $	31 December 2014 $
Revenue	1,049,784	2,549,975
Cost of sales	(638,463)	(1,310,676)
Gross profit	411,321	1,239,299
Operating expenses	(682,638)	(1,566,869)
Results from operating activities	(271,317)	(327,570)
Income tax	-	-
Profit (loss) from discontinued operations	**(271,317)**	**(327,570)**

(c) Cash flows from discontinued operation

	31 December 2015 $	31 December 2014 $
Net cash inflow from operating activities	577,492	221,038
Net cash outflow from investing activities	(3,458)	(295,603)
Net cash flow for the period	**574,034**	**(74,565)**

(d) Impairment loss relating to the disposal group

No impairment loss was recognised for any write down of the value of the disposal assets as the assets and liabilities were recognised at their carrying amounts as they are expected to be lower than the potential sale amount.

(e) Assets and liabilities of disposal group held for sale

At 31 December 2015, the disposal group was stated at carrying values and comprised the following assets and liabilities.

	31 December 2015 $
Assets classified as held for sale	
Cash and cash equivalent	740,881
Trade and other receivables	689,111
Other current assets	45,072
Property, plant and equipment	367,332
Total assets of disposal group held for sale	1,842,396
Liabilities held for sale	
Trade and other payables	212,104
Provisions - current	239,519
Provisions - non-current	17,005
Total liabilities of disposal group held for sale	468,628

(f) Cumulative income or expense included in other comprehensive income

There are no cumulative income or expenses included in other comprehensive income relating to the disposal group.

6. CASH AND CASH EQUIVALENTS

Cash and cash equivalents are represented by:

		31 December 2015 $	30 June 2015 $
Continuing operations		1,463,344	2,813,301
Discontinued operations	5	740,881	-
		2,204,225	2,813,301

7. TRADE AND OTHER PAYABLES

	31 December 2015 $	30 June 2015 $
Trade creditors	205,381	587,504
Unearned revenue	-	15,750
Other creditors	424,519	309,768
Trade and other payables	629,900	913,022

8. CONTRIBUTED EQUITY

	31 December 2015		30 June 2015	
	Number of shares	Amount $	Number of Shares	Amount $
Beginning of the financial year	55,285,315	158,320,862	55,285,315	158,320,862
Issued during the year	-	-	-	-
End of the financial year	**55,285,315**	**158,320,862**	**55,285,315**	**158,320,862**

9. SUBSEQUENT EVENTS

Capital raising

On 29 January 2016 the company completed a capital raising of $12,721,590 through the issuance of 60,579,000 shares at $0.21, less capital raising costs of $103,908. This raising was completed in conjunction with the acquisition of TBG Inc. detailed below.

Acquisition of TBG Inc.

On 29 January 2016, the Company announced that it had completed the acquisition of TBG Inc. as all the conditions precedents in the Share Sale and Purchase Agreement ("SSPA") had been satisfied. Pursuant to the SSPA, the Company issued 101,722,974 shares ("Consideration Shares") to Medigen Biotechnology Corporation ("Medigen') as consideration for the acquisition of TBG Inc. At the direction of the ASX, the Consideration Shares are to be treated as restricted securities for a period of 24 months from the reinstatement date on 3 February 2016.

The Company obtained 100% of the issued share capital and voting rights of TBG Inc., hence, obtaining full control of the entity. TBG Inc. is a Company established in Cayman Islands that operates within the global molecular diagnostics industry and is focused on the development, manufacture and marketing of nucleic acid testing kits and services. The objective of the acquisition is to transform the Company into a global molecular diagnostics business in the biotech industry with the main objective to expand market presence in the global capital market particularly in mainland China and Asia.

The acquisition is considered an evolution of the Company as a life science/biotechnology business that provide real outcomes of value to patients and shareholders.

The acquisition of TBG Inc. resulted in TBG Inc. shareholders holding a controlling interest in the Company after the transaction. As a result it has been provisionally determined that the transaction will be accounted for as a 'reverse acquisition' in accordance with the requirements of AASB 3 and will, therefore, be accounted for as a continuation of the financial statements of TBG Inc. together with a deemed issue of shares.

Because the financial statements following the acquisition are expected to be a continuation of financial statements of TBG Inc. the principles and guidance on the preparation and presentation of the consolidated financial statements in a reverse acquisition set out in AASB 3 is expected to be applied in future financial statements as follows:

- fair value adjustments arising at acquisition are made to the Company's assets and liabilities, not those of TBG Inc.;
- the equity structure (the number and type of equity instruments issued) at the date of the acquisition reflects the equity structure of the Company, including the equity instruments issued to effect the acquisition; and
- accumulated losses and other equity balances at acquisition date are those of TBG Inc.

9. SUBSEQUENT EVENTS (continued)

Acquisition of TBG Inc. (continued)

The provisionally determined carrying amounts of the assets and liabilities of TBG Inc. (being the accounting acquirer) at the date of the transaction are as follows:

Current assets	**$**
Cash and cash equivalents	4,079,243
Trade and other receivables	541,462
Inventory	404,615
Other current assets	658,786
Total current assets	**5,684,106**
Non-current assets	
Other assets	2,186,834
Plant and equipment	2,146,188
Intangibles	713,405
Total non-current assets	**5,046,427**
Total assets	**10,730,533**
Current liabilities	
Trade and other payables	863,328
Total current liabilities	**863,328**
Non-current liabilities	
Other non-current liabilities	3,398
Total non-current liabilities	**3,398**
Total liabilities	**866,726**
Net assets of the accounting acquirer	**9,863,807**

The provisionally determined fair values of the assets and liabilities of the Company (TBG Diagnostics Limited - being the accounting acquiree) as at the date of acquisition are as follows:

Purchase consideration:		**$**
Deemed consideration	(a)	24,331,506
Fair value of assets and liabilities acquired:		
Cash and cash equivalents	(b)	14,912,631
Trade and other receivables		502,094
Other current assets		146,546
Plant and equipment		384,320
Other non-current assets		24,400
Trade and other payables		(960,572)
Short term provisions		(313,459)
Longer term provisions		(31,011)
Deferred tax liabilities	(d)	(1,972,641)
Net identifiable assets (excluding intangibles)		**14,664,949**
Goodwill and other intangibles	(c)	9,666,557
Net assets acquired		**24,331,506**

9. SUBSEQUENT EVENTS (continued)

Acquisition of TBG Inc. (continued)

(a) Consideration transferred and acquisition related costs

The fair value totalling $24,331,506 of the 115,864,315 shares issued as the deemed consideration given for TBG Inc. was based on the Company's recent public offer share price of $0.21. The directors believe that this is the most reasonable measurement of the consideration given the facts and circumstances surrounding the acquisition. Acquisition related costs amounting to $311,249 are not included as part of consideration transferred and will be recognised as an expense in profit and loss.

(b) Cash and cash equivalents

Cash consists of the cash balance at 31 January 2016 of $2,294,949 plus proceeds from the total capital raised of $12,721,590 through the issuance of 60,579,000 shares at $0.21, less capital raising costs of $103,908.

(c) Intangible assets

The fair values of the anticipated intangible assets (including intellectual property rights, customer contracts, customer relationships, and in-process research and development) are determined provisionally. The Company is currently obtaining a valuation of these assets from an independent expert to support the valuation of the intangible assets. No purchase price allocation or assessment of impairment of the provisionally determined intangible assets has been completed as at the date of this report.

(d) Deferred tax liabilities

As noted above certain amounts have been determined previously under the 'measurement period accounting' allowed in AASB 3. It is expected that a Deferred Tax Liability (DTL) will be required to be recognised in relation to the fair value adjustments to identifiable intangibles. The Company has $153,277,722 unrecognised tax losses at 31 December 2015 that are available to be applied against any deferred tax liabilities at 31 December 2015. However, due to the capital raise post 31 December 2015, a large portion of these losses are forfeited following a significant change in ownership resulting to failure to satisfy the continuity of ownership test (COT) for years 30 June 2008, 2009, 2010, 2011, 2012, and 2013. As such, the total losses available to be carried forward and applied against a future DTL is expected to be approximately $3 million and may not be sufficient to be applied against the DTL that will arise from the business combination.

10.CONTINGENT LIABILITIES AND ASSETS

There was no change in contingent liabilities or assets from those disclosed in the 30 June 2015 annual report.

DIRECTORS' DECLARATION

In the director's opinion:

(a) the attached financial statements and notes thereto comply with the *Corporations Act 2001*, Australian Accounting Standard AASB 134 *Interim Financial Reporting*, the *Corporations Regulations 2001* and other mandatory professional reporting requirements;

(b) the attached financial statements and notes thereto give a true and fair view of the Group's financial position as at 31 December 2015 and of its performance for the financial half-year ended on that date; and

(c) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors made pursuant to section 303(5) of the Corporations Act 2001.

On behalf of the directors.

Indrajit S. Arulampalam
Executive Chairman

Brisbane
26 February 2016

BDO

Tel: +61 7 3237 5999
Fax: +61 7 3221 9227
www.bdo.com.au

Level 10, 12 Creek St
Brisbane QLD 4000
GPO Box 457 Brisbane QLD 4001
Australia

INDEPENDENT AUDITOR'S REVIEW REPORT

To the members of TBG Diagnostics Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of TBG Diagnostics Limited, which comprises the consolidated statement of financial position as at 31 December 2015, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the half-year ended on that date, notes comprising a statement of accounting policies and other explanatory information, and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the half-year's end or from time to time during the half-year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the *Corporations Act 2001* and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of a Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2015 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of TBG Diagnostics Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

BDO

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We confirm that the independence declaration required by the *Corporations Act 2001*, which has been given to the directors of TBG Diagnostics Limited, would be in the same terms if given to the directors as at the time of this auditor's review report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of TBG Diagnostics Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2015 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001*.

BDO Audit Pty Ltd

BDO

T Mann

T R Mann
Director

Brisbane, 26 February 2016